SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 1)

                   Under the Securities Exchange Act of 1934*

                                   Oneida Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    682505102
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                               Robert Burns, Esq.
                              Quadrangle Group LLC
                                 375 Park Avenue
                                   14th Floor
                               New York, NY 10152
                                 (212) 418-1700
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                            Michael A. Schwartz, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                               September 15, 2005
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D



-------------------------------------                ---------------------------
CUSIP No. 682505102                                  Page 2 of 17 Pages
-------------------------------------                ---------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            QDRF Master Ltd                                     I.D. #98-0371106
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) [ ]
                                                                     (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF SHARES         8      SHARED VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING               0
PERSON WITH           --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            0
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*     [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.0%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D



-------------------------------------                ---------------------------
CUSIP No. 682505102                                  Page 3 of 17 Pages
-------------------------------------                ---------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Quadrangle Debt Opportunities Fund Master Ltd.      I.D. #98-0422434
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) [ ]
                                                                     (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF SHARES         8      SHARED VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING               0
PERSON WITH           --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            0
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*     [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.0%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D



-------------------------------------                ---------------------------
CUSIP No. 682505102                                  Page 4 of 17 Pages
-------------------------------------                ---------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Quadrangle Debt Recovery Advisors LLC
            (f/k/a QDRA LLC)                                    I.D. #98-1424923
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) [ ]
                                                                     (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF SHARES         8      SHARED VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING               0
PERSON WITH           --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            0
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*     [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.0%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D



-------------------------------------                ---------------------------
CUSIP No. 682505102                                  Page 5 of 17 Pages
-------------------------------------                ---------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Andrew Herenstein
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) [ ]
                                                                     (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF SHARES         8      SHARED VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING               0
PERSON WITH           --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            0
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*     [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.0%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D



-------------------------------------                ---------------------------
CUSIP No. 682505102                                  Page 6 of 17 Pages
-------------------------------------                ---------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Christopher Santana
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) [ ]
                                                                     (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF SHARES         8      SHARED VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING               0
PERSON WITH           --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            0
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*     [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.0%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D



-------------------------------------                ---------------------------
CUSIP No. 682505102                                  Page 7 of 17 Pages
-------------------------------------                ---------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Michael Weinstock
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) [ ]
                                                                     (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF SHARES         8      SHARED VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING               0
PERSON WITH           --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            0
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*     [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.0%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

     This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") is being filed with respect to the Common Stock, par value $1.00 per share (the "Common Stock"), of Oneida Ltd., a corporation formerly organized under the laws of the State of New York (the "Company"), to amend the Schedule 13D filed on August 19, 2004 (the "Original 13D" and, together with this Amendment No. 1, the "Schedule 13D") and to report that as a result of the reorganization of the Company under federal bankruptcy law, which was effective as of September 15, 2006, the Common Stock ceased to be outstanding and the Reporting Persons ceased to own Common Stock. Capitalized terms used but not defined herein have the meaning ascribed thereto in the Original 13D.


Item 2.   Identity and Background.

     Item 2(a) is hereby amended as a result of the name change of QDRA LLC to Quadrangle Debt Recovery Advisors LLC, and each reference to QDRA LLC in the
Schedule 13D shall be to Quadrangle Debt Recovery Advisors LLC.

     Item 2(b) and Item 2(c) are hereby amended by the deletion of the Schedule A-3 attached to the Original 13D and its replacement with Schedule A-3 attached hereto.

     Item 2(d) and Item 2(e) are hereby amended by the deletion of the entirety of the text thereof and its replacement with the following:

     (d) During the past five years, none of the Reporting Persons or any other person named in any of Schedule A-1, Schedule A-2, Schedule A-3, Schedule A-4, Schedule A-5 and Schedule A-6 hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, none of the Reporting Persons or any other person named in any of Schedule A-1, Schedule A-2, Schedule A-3, Schedule A-4, Schedule A-5 and Schedule A-6 hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 5.   Interest in Securities of the Issuer.

     Item 5 is hereby amended by adding the following to the text thereof:

     On September 15, 2006, the Company's First Amended Joint Prenegotiated Plan of Reorganization (the "Plan"), dated July 7, 2006 and confirmed by the Bankruptcy Court for the Southern

District of New York on August 30, 2006, became effective (the "Effective Date"). Pursuant to the Plan, on the Effective Date, among other things, all of the Common Stock of the Company was cancelled and ceased to exist. As a result, on September 15, 2006, each of the Reporting Persons ceased to own Common Stock. The Company emerged from the bankruptcy proceedings as a privately held company, and the Reporting Persons currently own common stock of such privately held company.

     The Original 13D was filed on August 19, 2004. As the result of sales of Common Stock on September 15, 2005, the Reporting Persons were the beneficial owners of 2,714,592 shares of Common Stock in the aggregate, which represented approximately 5.8% of the total outstanding Common Stock. On December 16, 2005, the Reporting Persons were the beneficial owners of 2,254,592 shares of Common Stock in the aggregate, representing approximately 4.8% of the total outstanding Common Stock. Immediately prior to the Effective Date, the Reporting Persons were the beneficial owners of 1,781,952 shares of Common Stock in the aggregate, representing approximately 3.8% of the total outstanding Common Stock.

     All references to the total outstanding Common Stock are to 46,631,924 shares of Common Stock, the number of shares of Common Stock issued and outstanding as of September 7, 2005, December 7, 2005, and September 13, 2006, as reflected in the Company's Quarterly Reports on Form 10-Q for the quarterly periods ending July 30, 2005, October 29, 2005, and April 29, 2006, respectively.

     (a) and (b)

     The beneficial ownership of Common Stock by the Reporting Persons as of September 15, 2005, was as follows:

     The Primary Reporting Person was the beneficial owner of 2,609,462 shares of Common Stock, or approximately 5.6%, of the Company's total outstanding Common Stock. QDOFM, an affiliate of the Primary Reporting Person, was the beneficial owner of 105,130 shares of Common Stock, or approximately 0.2% of the Company's total outstanding Common Stock. The Controlling Reporting Persons may be deemed also to have beneficially owned an aggregate of 2,714,592 shares of Common Stock, or approximately 5.8% of the Company's total outstanding Common Stock, indirectly as a result of their control relationship with the Primary Reporting Person and QDOFM. Any such beneficial ownership would represent the same shared voting and dispositive power exercised by the Primary Reporting Person or QDOFM over the shares of Common Stock. The Controlling Reporting Persons disclaim beneficial ownership of such shares of Common Stock except to the extent of their pecuniary interest therein.

     The beneficial ownership of Common Stock by the Reporting Persons as of December 16, 2005, was as follows:

     The Primary Reporting Person was the beneficial owner of 2,167,277 shares of Common Stock, or approximately 4.7%, of the Company's total outstanding Common Stock. QDOFM, an affiliate of the Primary Reporting Person, was the beneficial owner of 87,315 shares of Common Stock, or approximately 0.2% of the Company's total outstanding Common Stock. The Controlling Reporting Persons may be deemed also to have beneficially owned an aggregate of 2,254,592 shares of Common Stock, or approximately 4.8% of the Company's total outstanding Common Stock, indirectly as a result of their control relationship with the Primary Reporting Person and QDOFM. Any such beneficial ownership would represent the same shared voting and dispositive power exercised by the Primary Reporting Person or QDOFM over the shares of Common Stock. The Controlling Reporting Persons disclaim beneficial ownership of such shares of Common Stock except to the extent of their pecuniary interest therein.

     The beneficial ownership of Common Stock by the Reporting Persons immediately prior to the Effective Date was as follows:

     The Primary Reporting Person was the beneficial owner of 1,712,942 shares of Common Stock, or approximately 3.7%, of the Company's total outstanding Common Stock. QDOFM, an affiliate of the Primary Reporting Person, was the beneficial owner of 69,010 shares of Common Stock, or approximately 0.1% of the Company's total outstanding Common Stock. The Controlling Reporting Persons may be deemed also to have beneficially owned an aggregate of 1,781,952 shares of Common Stock, or approximately 3.8% of the Company's total outstanding Common Stock, indirectly as a result of their control relationship with the Primary Reporting Person and QDOFM. Any such beneficial ownership would represent the same shared voting and dispositive power exercised by the Primary Reporting Person or QDOFM over the shares of Common Stock. The Controlling Reporting Persons disclaim beneficial ownership of such shares of Common Stock except to the extent of their pecuniary interest therein.

     (c) Schedule B hereto sets forth information with respect to transactions by the Primary Reporting Person in the Common Stock since the filing of the Original 13D.

     Schedule C hereto sets forth information with respect to transactions by QDOFM in the Common Stock since the filing of the Original 13D.

     Schedule D hereto sets forth information with respect to transactions by the Controlling Reporting Persons in the Common Stock since the filing of the Original 13D.

     Except as set forth above and on Schedule B, Schedule C and Schedule D, since the filing of the Original 13D there were no transactions in the Common Stock effected by the Reporting Persons.

     (d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities to which this Statement relates.

     (e) As described more fully above, on the Effective Date all of the Common Stock was cancelled and therefore each of the Reporting Persons ceased to be the beneficial owner of shares of Common Stock.

                                   SIGNATURES

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  October 13, 2006


                                  QDRF MASTER LTD.

                                  By: Quadrangle Debt Recovery Advisors LLC, its
                                      investment advisor

                                      By:  /s/ Michael Weinstock
                                           -------------------------------------
                                           Name:   Michael Weinstock
                                           Title:  Managing Member




                                  QUADRANGLE DEBT OPPORTUNITIES FUND MASTER LTD.

                                  By: Quadrangle Debt Recovery Advisors LLC, its
                                      investment advisor


                                        By:  /s/ Michael Weinstock
                                           -------------------------------------
                                           Name:   Michael Weinstock
                                           Title:  Managing Member




                                  QUADRANGLE DEBT RECOVERY ADVISORS LLC


                                  By:  /s/ Michael Weinstock
                                       -----------------------------------------
                                       Name:   Michael Weinstock
                                       Title:  Managing Member




                                  MICHAEL WEINSTOCK


                                  /s/ Michael Weinstock
                                  ----------------------------------------------
                                  Michael Weinstock

                                  CHRISTOPHER SANTANA


                                  /s/ Christopher Santana
                                  ----------------------------------------------
                                  Christopher Santana




                                  ANDREW HERENSTEIN


                                  By:  /s/ Robert Burns
                                       -----------------------------------------
                                       Name:  Robert Burns
                                       Title: Attorney-in-Fact





                         [SIGNATURE PAGE TO SCHEDULE 13D
                          WITH RESPECT TO ONEIDA LTD.]

                                  SCHEDULE A-3

                      Quadrangle Debt Recovery Advisors LLC
                                 375 Park Avenue
                                   14th Floor
                               New York, NY 10152

Quadrangle Debt Recovery Advisors LLC is the advisor to QDRF Master Ltd and Quadrangle Debt Opportunities Fund Master Ltd.

Andrew Herenstein, Christopher Santana and Michael Weinstock are the managing members of Quadrangle Debt Recovery Advisors LLC. See Schedules A-4, A-5 and A-6, respectively, for a description thereof.


                                                    SCHEDULE B


                           (Transactions by the Primary Reporting Person in Common Stock
                                       since the filing of the Original 13D)


         Date                   Transaction                       Shares                       Price Per Share($)
         ----                   -----------                       ------                       ------------------
------------------------ ---------------------------- --------------------------------- -----------------------------------

        9/8/05                      SELL                          (9,613)                              1.71
------------------------ ---------------------------- --------------------------------- -----------------------------------

        9/14/05                     SELL                         (144,191)                             1.21
------------------------ ---------------------------- --------------------------------- -----------------------------------

        9/15/05                     SELL                         (294,456)                             1.37
------------------------ ---------------------------- --------------------------------- -----------------------------------

        12/9/05                     SELL                          (9,613)                              0.70
------------------------ ---------------------------- --------------------------------- -----------------------------------

       12/14/05                     SELL                         (144,191)                             0.49
------------------------ ---------------------------- --------------------------------- -----------------------------------

       12/15/05                     SELL                         (194,657)                             0.47
------------------------ ---------------------------- --------------------------------- -----------------------------------

       12/16/05                     SELL                          (93,724)                             0.47
------------------------ ---------------------------- --------------------------------- -----------------------------------

       12/19/05                     SELL                          (6,075)                              0.56
------------------------ ---------------------------- --------------------------------- -----------------------------------

        3/14/06                     SELL                          (9,613)                              0.16
------------------------ ---------------------------- --------------------------------- -----------------------------------

        3/15/06                     SELL                         (144,191)                             0.10
------------------------- ---------------------------- --------------------------------- -----------------------------------

        3/16/06                     SELL                         (194,657)                             0.09
------------------------ ---------------------------- --------------------------------- -----------------------------------

        3/17/06                     SELL                          (93,724)                             0.10
------------------------ ---------------------------- --------------------------------- -----------------------------------

        3/20/06                     SELL                          (6,075)                              0.08
------------------------ ---------------------------- --------------------------------- -----------------------------------





                                               SCHEDULE C


                                (Transactions by QDOFM in Common Stock
                                 since the filing of the Original 13D)


         Date                   Transaction                       Shares                       Price Per Share($)
         ----                   -----------                       ------                       ------------------
------------------------ ---------------------------- --------------------------------- -----------------------------------

        9/8/05                      SELL                           (387)                               1.71
------------------------ ---------------------------- --------------------------------- -----------------------------------

        9/14/05                     SELL                          (5,809)                              1.21
------------------------ ---------------------------- --------------------------------- -----------------------------------

        9/15/05                     SELL                          (11,864)                             1.37
------------------------ ---------------------------- --------------------------------- -----------------------------------

        12/9/05                     SELL                           (387)                               0.70
------------------------ ---------------------------- --------------------------------- -----------------------------------

       12/14/05                     SELL                          (5,809)                              0.49
------------------------ ---------------------------- --------------------------------- -----------------------------------

       12/15/05                     SELL                          (7,843)                              0.47
------------------------ ---------------------------- --------------------------------- -----------------------------------

       12/16/05                     SELL                          (3,776)                              0.47
------------------------ ---------------------------- --------------------------------- -----------------------------------

       12/19/05                     SELL                           (245)                               0.56
------------------------ ---------------------------- --------------------------------- -----------------------------------

        3/14/06                     SELL                           (387)                               0.16
------------------------ ---------------------------- --------------------------------- -----------------------------------

        3/15/06                     SELL                          (5,809)                              0.10
------------------------ ---------------------------- --------------------------------- -----------------------------------

        3/16/06                     SELL                          (7,843)                              0.09
------------------------ ---------------------------- --------------------------------- -----------------------------------

        3/17/06                     SELL                          (3,776)                              0.10
------------------------ ---------------------------- --------------------------------- -----------------------------------

        3/20/06                     SELL                           (245)                               0.08
------------------------ ---------------------------- --------------------------------- -----------------------------------



                                                    SCHEDULE D


                                 (Transactions by the Controlling Reporting Persons
                                  in Common Stock since the filing of the Original 13D)


         Date                   Transaction                       Shares                       Price Per Share($)
         ----                   -----------                       ------                       ------------------
------------------------ ---------------------------- --------------------------------- -----------------------------------

        9/8/05                      SELL                          (10,000)                             1.71
------------------------ ---------------------------- --------------------------------- -----------------------------------

        9/14/05                     SELL                         (150,000)                             1.21
------------------------ ---------------------------- --------------------------------- -----------------------------------

        9/15/05                     SELL                         (306,320)                             1.37
------------------------ ---------------------------- --------------------------------- -----------------------------------

        12/9/05                     SELL                          (10,000)                             0.70
------------------------ ---------------------------- --------------------------------- -----------------------------------

       12/14/05                     SELL                         (150,000)                             0.49
------------------------ ---------------------------- --------------------------------- -----------------------------------

       12/15/05                     SELL                         (202,500)                             0.47
------------------------ ---------------------------- --------------------------------- -----------------------------------

       12/16/05                     SELL                          (97,500)                             0.47
------------------------ ---------------------------- --------------------------------- -----------------------------------

       12/19/05                     SELL                          (6,320)                              0.56
------------------------ ---------------------------- --------------------------------- -----------------------------------

        3/14/06                     SELL                          (10,000)                             0.16
------------------------ ---------------------------- --------------------------------- -----------------------------------

        3/15/06                     SELL                         (150,000)                             0.10
------------------------ ---------------------------- --------------------------------- -----------------------------------

        3/16/06                     SELL                         (202,500)                             0.09
------------------------ ---------------------------- --------------------------------- -----------------------------------

        3/17/06                     SELL                          (97,500)                             0.10
------------------------ ---------------------------- --------------------------------- -----------------------------------

        3/20/06                     SELL                          (6,320)                              0.08
------------------------ ---------------------------- --------------------------------- -----------------------------------
